 <SUBMISSION-INFORMATION-FILE> <TYPE> 5 <DOCUMENT-COUNT> 1 <SROS> NONE <FILER> <CIK> 0001081751 <CCC> #MD7FUEK </FILER> <PERIOD> 12/31/2000 <DOCUMENT> <TYPE> 5 <TEXT> U.S. SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940 [_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [X] Form 3 Holdings Reported [_] Form 4 Transactions Reported ________________________________________________________________________________ 1. Name and Address of Reporting Person* Lovato, Jr. George -------------------------------------------------------------------------------- (Last) (First) (Middle) 303 San Mateo NE, Suite 104A -------------------------------------------------------------------------------- (Street) Albuquerque NM 87108 -------------------------------------------------------------------------------- (City) (State) (Zip) ________________________________________________________________________________ 2. Issuer Name and Ticker or Trading Symbol Americana Publishing, Inc. APBH ________________________________________________________________________________ 3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) ###-##-#### ________________________________________________________________________________ 4. Statement for Month/Year Year 2000 ________________________________________________________________________________ 5. If Amendment, Date of Original (Month/Year) ________________________________________________________________________________ 6. Relationship of Reporting Person to Issuer (Check all applicable) [X] Director [X] 10% Owner [X] Officer (give title below) [_] Other (specify below) Chairman and CEO ________________________________________________________________________________ 7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by one Reporting Person [_] Form filed by more than one Reporting Person ________________________________________________________________________________ ================================================================================ Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                        09/29/2000      P4              50,000        A      50,000  2,554,000       D
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Common Stock                        12/07/2000      P4             300,000        A     300,000  2,554,000       D
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        * If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses) (Over) (Form 5-07/99) FORM 5 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) ================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses: /s/ George Lovato, Jr. February 15, 2001 --------------------------------------------- ----------------------- **Signature of Reporting Person Date

        ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. Page 2 Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3) C--Conversion of derivative security E--Expiration of short derivative position H--Expiration (or cancellation) of long derivative position with value received O--Exercise of out-of-the-money derivative security X--Exercise of in-the-money or at-the-money derivative security Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above) G--Bona fide gift L--Small acquisition under Rule 16a-6 W--Acquisition or disposition by will or the laws of descent and distribution Z--Deposit into or withdrawal from voting trust Other Transaction Codes J--Other acquisition or disposition (describe transaction) K--Transaction in equity swap or instrument with similar characteristics U--Disposition pursuant to a tender of shares in a change of control transaction To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked. FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS NOT PREVIOUSLY REPORTED To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked. EDGARLink 7.0 (8/00) Ver. 3.1